UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2024
Commission File Number: 001-40692

Riskified Ltd.

(Translation of the registrant's name into English)
Riskified Ltd.
220 5th Avenue, 2nd Floor
New York, New York 10001
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

Changes to the Company’s Board of Directors

On August 13, 2024, the Board of Directors (the “Board”) of Riskified Ltd. (the “Company”) increased its size to eight members and appointed David Meredith as an independent director of the Company, effective immediately. A copy of the press release issued in connection with the announcement is furnished as Exhibit 99.1 herewith.

Mr. Meredith was appointed as a Class I director of the Company for an initial term expiring at the Company’s annual shareholders' meeting to be held in 2025, and until his respective successor is duly elected and qualified, or until such earlier time as his office is vacated in accordance with the Company's Amended and Restated Articles of Association or the Israeli Companies Law, 5759-1999. The Board has determined that Mr. Meredith qualifies as "independent" under the listing rules of the New York Stock Exchange.

David Meredith, 52, most recently served as the Chief Executive Officer of Boomi, Inc., a global enterprise software integration platform from December 2021 to December 2022. Prior to Boomi, David was the Chief Executive Officer of Everbridge, Inc., a critical event management technology platform from July 2019 to December 2021. Earlier in his career, David held various strategic and leadership roles at Rackspace, Inc. and Lumen Technologies (formerly CenturyLink, Inc.). David currently serves on the McIntire Advisory Board for the University of Virginia and has previously served on the board of directors and as the chairperson of the compensation committee of SADA, Inc., a cloud business and technology solutions provider, and as a member of the boards of Boomi, Inc., Everbridge, Inc. (Nasdaq: EVBG), and Tobin Center for the Performing Arts. David holds a Master of Science (MS) in Management of Information Technology from the University of Virginia, and a Bachelor of Business Administration (BBA) in Finance from James Madison University.

As a non-employee director, Mr. Meredith is entitled to receive compensation in accordance with the Company's non-employee director compensation policy, as described under “Director Compensation” in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, as filed with the Securities and Exchange Commission (the "SEC") on March 6, 2024. In addition, the Company plans to enter into an indemnification agreement with Mr. Meredith, a form of which has been filed as Exhibit 4.1 to the Company's Registration Statement on Form F-1 as filed with the SEC on July 19, 2021.

There are no family relationships, arrangements, or understandings between Mr. Meredith and any other persons pursuant to which he was appointed as a director. Furthermore, there are no transactions between Mr. Meredith and the Company that would necessitate disclosure pursuant to Item 7.B. of Form 20-F.

The information in this Report of Foreign Private Issuer on Form 6-K, other than Exhibit 99.1, is hereby incorporated by reference into the Company's Registration Statements on Form S-8 (File No.s 333-258461, 333-265150, 333-270006 and 333-77711).

EXHIBIT INDEX

The following exhibit is furnished as part of this Report on Form 6-K:

Exhibit No.	Description

99.1	Press Release of Riskified Ltd., dated August 13, 2024

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Riskified Ltd.
(Registrant)

	By:	/s/ Eido Gal
Date: August 13, 2024	Name:	Eido Gal
	Title:	Chief Executive Officer